Exhibit 99.2

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$2,436,957	$3,056,043
Accounts receivable	1,106,299	1,124,747
Prepaid expenses and other assets	8,467,672	5,401,296
Note receivable	3,366,570	4,070,970
Amount due from related parties	47,313	22,553
Total current assets	15,424,811	13,675,609

Leasehold improvements and equipment, net	337,302	287,064
Right of use assets – operating lease	1,522,604	1,501,726
Intangible assets	512,328	713,015
Total Assets	$17,797,045	$16,177,414

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$3,182,811	$2,704,606
Deferred revenue	5,938,464	4,743,019
Other current liabilities	3,132,471	3,021,734
Amount due to a related party	26,245	26,391
Loans payable	31,094	102,149
Convertible notes payable	-	529,768
Operating lease liability – current	966,398	768,538
Total Current Liabilities	13,277,483	11,896,205

Operating lease liability – non-current	781,623	989,503
Total Liabilities	$14,059,106	$12,885,708

Commitments and contingencies	-	-

Shareholders’ Equity
Ordinary shares (2,166,666,666 shares authorized, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, par value of $0.0000462 per share; 5,481,104 and 2,436,907 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively, comprising 5,202,808 and 2,258,611 Class A ordinary shares, respectively, and 278,296 and 178,296 Class B ordinary shares, respectively)	$253	$113
Additional paid-in capital	45,734,277	42,395,828
Accumulated deficit	(41,951,086)	(38,635,083)
Accumulated other comprehensive income (loss)	189,238	(237,541)
Total Shareholders’ Equity to shareholders of Webuy Global Ltd	3,972,682	3,523,317
Deficit attributable to non-controlling interests	(234,743)	(231,611)
Total Shareholders’ Equity	3,737,939	3,291,706
Total Liabilities and Shareholders’ Equity	$17,797,045	$16,177,414

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts for all periods presented have been retrospectively adjusted to reflect these share consolidations. Following the share consolidations, the par value of the Company’s ordinary shares was adjusted to $0.0000462 per share.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Six Months Ended June 30,
	2026	2025
Revenues	$14,306,084	$7,359,679
Cost of revenues	(12,479,546)	(6,571,294)
Gross profit	1,826,538	788,385

Operating expenses
Selling and distribution expenses	(1,103,932)	(503,504)
General administrative expenses	(4,739,521)	(6,239,331)
Total operating expenses	(5,843,453)	(6,742,835)

Loss from operations	(4,016,915)	(5,954,450)

Other income (expense)
Other income	750,338	582,021
Finance costs	(52,559)	(586,990)
Total other income (expense), net	697,779	(4,969)

Loss before income taxes	(3,319,136)	(5,959,419)
Income taxes	-	-
Net loss from continuing operations, net of tax	(3,319,136)	(5,959,419)

Net loss from discontinued operations, net of tax	-	(1,727,481)

Total net loss	(3,319,136)	(7,686,900)

Less: Net loss attributable to non-controlling interests	(3,133)	(16,375)
Net loss attributable to shareholders of Webuy Global Ltd	$(3,316,003)	$(7,670,525)

Net loss	$(3,319,136)	$(7,686,900)
Foreign currency translation	426,780	(668,618)
Comprehensive loss	(2,892,356)	(8,355,518)
Less: Comprehensive income / (loss) attributable to non-controlling interests	3,132	(142,374)
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(2,889,224)	$(8,497,892)

Basic and diluted loss per Class A ordinary share (restated)
Loss from continuing operations	(1.05)	(6.76)
Loss from discontinued operations	-	(1.96)
Net loss	$(1.05)	$(8.72)

Basic and diluted loss per Class B ordinary share (restated)
Loss from continuing operations	(16.81)	(33.42)
Loss from discontinued operations	-	(9.69)
Net loss	$(16.81)	$(43.11)

Basic and diluted weighted average Class A ordinary shares outstanding	3,172,377	881,201
Basic and diluted weighted average Class B ordinary shares outstanding	197,474	178,296

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts for all periods presented have been retrospectively adjusted to reflect these share consolidations.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated	Equity
	Number of Shares*	Amount ($0.0000462 par*)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	(Deficit) to Ordinary Shareholders	Non- controlling Interests	Total (Equity Deficit)
Balance as at December 31, 2024	759,107	35	36,953,448	(30,100,945)	271,452	7,123,990	(231,588)	6,892,402
Issuance of shares	13,671	1		—	—	1	—	1
Issuance of shares for convertible notes conversion	281,469	14	678,298	—	—	678,312	—	678,312
Issuance of shares for conversion of debt to equity	164,412	7	1,149,650	—	—	1,149,657	—	1,149,657
Net loss	—	—	—	(7,670,525)	—	(7,670,525)	(16,375)	(7,686,900)
Foreign currency translation	—	—	—	—	(827,367)	(827,367)	158,749	(668,618)
Balance as at June 30, 2025	1,218,658	57	38,781,396	(37,771,470)	(555,915)	454,068	(89,214)	364,854

Balance as at December 31, 2025	2,436,907	113	42,395,828	(38,635,083)	(237,541)	3,523,317	(231,611)	3,291,706
Issuance of ordinary shares through Equity Incentive Plan	634,859	29	893,442	—	—	893,471	—	893,471
Issuance of shares through private placements	1,239,472	57	1,116,943	—	—	1,117,000	—	1,117,000
Issuance of ordinary shares through convertible notes conversion	376,413	17	447,895	—	—	447,912	—	447,912
Issuance of ordinary shares for settlement of debts	593,453	28	688,378	—	—	688,406	—	688,406
Issuance of commitment shares under equity line of credit	200,000	9	191,791	—	—	191,800	—	191,800
Net loss	—	—	—	(3,316,003)	—	(3,316,003)	(3,133)	(3,319,136)
Foreign currency translation	—	—	—	—	426,779	426,779	1	426,780
Balance as at Jun 30, 2026	5,481,104	253	45,734,277	(41,951,086)	189,238	3,972,682	(234,743)	3,737,939

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts for all periods presented have been retrospectively adjusted to reflect these share consolidations.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”))

	Six Months Ended June 30,
	2026	2025
Cash Flows From Operating Activities:
Net loss	$(3,319,136)	$(7,686,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	198,957	302,950
Depreciation of leasehold improvements and equipment and right of use assets	509,809	450,929
Provision for expected credit loss on note receivable	-	4,015,847
Provision for expected credit loss on prepaid expenses and other assets	-	650,000
Issuance of ordinary shares through Equity Incentive Plan	893,471	-
Changes in operating assets and liabilities:
Inventories	-	71,357
Accounts receivable	18,448	550,459
Prepaid expenses and other assets	(2,874,576)	(474,977)
Operating lease liability	(481,321)	(322,827)
Accounts payable	1,166,612	(598,977)
Deferred revenue	1,195,445	705,262
Other current liabilities	110,735	126,772
Amount due from/to related parties	(24,906)	(8,652)
Net Cash used in Operating Activities	(2,606,462)	(2,218,757)

Cash Flows From Investing Activities:
Purchase of leasehold improvements and equipment	(109,623)	(5,526)
Receipt from the collection of a promissory note	704,401	-
Net Cash provided by / (used in) Investing Activities	594,778	(5,526)

Cash Flows From Financing Activities:
Proceeds from private placements	1,117,000	-
Repayment of loan payables	(71,055)	(344,053)
Net Cash provided by / (used in) Financing Activities	1,045,945	(344,053)

Effect of Exchange Rate Changes on Cash	346,653	(668,618)

Net changes in cash	(619,086)	(3,236,954)
Cash at beginning of the period	3,056,043	4,148,279
Cash at end of the period	$2,436,957	$911,325

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$52,559	$380,715
Cash paid for taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Information:
Issuance of ordinary shares upon conversion of convertible notes payable	$447,912	$678,312
Issuance of ordinary shares in settlement of debts	$688,406	$-
Issuance of ordinary shares under the Equity Incentive Plan	$893,471	$-
Issuance of commitment shares under equity line of credit	$191,800	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 AND 2025

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and its subsidiaries (collectively, the “Company”) is an Asia-focused travel services company operating a technology-enabled travel platform that serves outbound and inbound travel demand across key regional markets. The Company’s principal travel operations are conducted in Singapore and Indonesia, and its travel products and services include packaged group tours, customized private tours, cruises, travel booking services, itinerary planning and “free-and-easy” travel arrangements.

The Company operates its travel business principally through the WeTrip, Webuy Travel and Altitude brands, together with its Meetings, Incentives, Conferences and Exhibitions (“MICE”) division. The WeTrip platform provides travel booking services, itinerary planning, travel product distribution and inbound travel services to China and other destinations in Asia. Webuy Travel focuses primarily on outbound travel services for customers in Southeast Asia, particularly Singapore and Indonesia, offering packaged tours and other travel arrangements across multiple international destinations. Altitude is designed to serve the premium travel segment through a curated advisory model supported by content-based destination presentation and AI-assisted personalization tools. The MICE division provides corporate travel and event-related services, including meetings, incentive travel, conferences and exhibitions.

The Company applies digital marketing, social commerce and technology-enabled tools to customer acquisition, sales support, itinerary planning, product matching and travel service delivery. The Company is also developing AI-assisted travel tools designed to provide multilingual destination information, itinerary recommendations and other travel-related assistance.

Historically, the Company operated a community-oriented e-commerce retail business focused primarily on groceries and daily essentials. During 2025, the Company completed the disposal of its Singapore grocery business as part of its strategic shift toward a travel-focused business model. The results of the Singapore grocery business have therefore been presented as discontinued operations in accordance with ASC 205-20 for all applicable periods presented.

The Company also substantially scaled down its grocery operations in Indonesia during 2025 and completed the wind-down of those operations during the six months ended June 30, 2026. Accordingly, the Company did not generate revenue from grocery operations within continuing operations during the six months ended June 30, 2026, and all of its revenue from continuing operations for the period was generated by its packaged-tour business.

The Company’s transition from community e-commerce to travel services is intended to focus its resources on the expansion of its travel operations and related technology infrastructure. The Company continues to leverage its experience in digital marketing, social commerce, community-based customer engagement and localized demand aggregation to support customer acquisition and retention within its travel business.

Share Swap Agreement

On August 29, 2022, the Company completed a share swap transaction pursuant to a share swap agreement (the “Share Swap Agreement”) entered into among the Company, New Retail International Pte. Ltd. (“New Retail”), a private company limited by shares incorporated under the laws of Singapore, and the shareholders of New Retail.

Pursuant to the Share Swap Agreement, the Company acquired 100% of the issued and outstanding shares of New Retail, comprising 16,644 shares, including: (i) 8,202 ordinary shares denominated in Singapore dollars; (ii) 3,440 preference shares denominated in Singapore dollars; and (iii) 5,002 preference shares denominated in U.S. dollars. In consideration for the acquisition, the Company allotted and issued an aggregate of 16,644 ordinary shares to the former shareholders of New Retail.

Following completion of the Share Swap, New Retail became a wholly owned subsidiary of the Company. The former shareholders of New Retail, together with the holders of warrants, convertible notes and simple agreements for future equity issued by New Retail, held 100% of the equity interests of the Company prior to the Company’s initial public offering.

After giving effect to the 1-for-2,600 share forward split completed on May 2, 2023, the 16,644 ordinary shares issued in connection with the Share Swap were equivalent to 43,274,400 ordinary shares. The Company subsequently completed a 1-for-40 share consolidation on January 15, 2025 and a 1-for-3 share consolidation on March 21, 2025, resulting in a combined 1-for-120 reduction in the number of ordinary shares. After giving retrospective effect to these share consolidations, the 43,274,400 ordinary shares were equivalent to 360,620 ordinary shares.

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented.

Corporate Structure

Details of the Company and subsidiaries as of June 30, 2026 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	—	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Altitude Travel Pte. Ltd. (former name: Bear Bear Pte. Ltd.)	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Offline Retail business for “Buah Kita” brand
Altitude MICE Pte. Ltd. (former name: Webuy Advisory Pte. Ltd.)	February 2, 2024	100%	Singapore	December 31	Management consultancy services
PT Travel With Webuy	September 23, 2024	99%	Indonesia	December 31	Sale of packaged-tour
PT Webuy Prime Indonesia	October 16, 2024	99%	Indonesia	December 31	Wholesale fruit trade

Going concern

As of June 30, 2026, the Company’s recurring operating losses and negative operating cash flows raise substantial doubt about its ability to continue as a going concern within one year after the date these unaudited interim consolidated financial statements are issued.

Management has implemented and continues to pursue measures intended to strengthen the Company’s operating performance and liquidity. These measures include the Company’s strategic transition toward a travel-focused business, the discontinuation of its grocery operations, the continued expansion of Altitude and the MICE division, cost-control measures and additional financing initiatives.

On March 23, 2026, the Company entered into an equity line of credit arrangement with Dogwood Partners. In July 2026, the Company utilized the facility for the first time by selling 50,000 ordinary shares for gross proceeds of US$37,054.

The success of these measures is subject to uncertainty, and there can be no assurance that the Company will generate sufficient positive operating cash flows or obtain additional financing on acceptable terms, or at all. These unaudited interim consolidated financial statements have been prepared on a going-concern basis and do not include any adjustments that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

The accounting policies applied for the six months ended June 30, 2026 and 2025 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, as described in those audited consolidated financial statements, except for the adoption of any new and amended accounting principles generally accepted in the United States of America (“US GAAP”) effective after the year ending December 31, 2025 which are relevant to the preparation of the June 30, 2026 unaudited interim consolidated financial statements.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with US GAAP. The unaudited interim consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2026.

The unaudited interim consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and judgments.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2025, 2024 and 2023.

Cash and cash equivalents

Cash is carried at cost and represents cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Foreign currencies translation and transactions

The reporting currency of the Company is the United States dollar (“USD”), and the accompanying unaudited interim consolidated financial statements are presented in USD. The Company’s subsidiaries operate in Singapore and Indonesia and maintain their books and records in their respective local currencies, Singapore dollars (“SGD”) and Indonesian rupiah (“IDR”), respectively, which are their respective functional currencies.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of expected credit losses in its existing accounts receivable.

For the six months ended June 30, 2026 and the year ended December 31, 2025, the Company recognized provision for expected credit losses of approximately nil and US$1,038,148, respectively, in relation to its accounts receivable. The allowance for expected credit losses was US$1,534,429 and US$1,671,060 respectively for June 30, 2026 and December 31, 2025.

Share-based compensation

ASC 718 “Compensation — Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based compensation amounted to approximately US$893,471 and nil during the six months ended June 30, 2026 and 2025, respectively. Share-based compensation expense is included in general and administrative expenses in the unaudited interim consolidated statements of operations and comprehensive loss.

Inventory

Prior to the disposal of the Singapore grocery business and the subsequent wind-down of the Indonesia grocery operations, inventories primarily consisted of merchandise products held for sale through the Company’s grocery business. Inventories were accounted for using the first-in-first-out (“FIFO”) method and stated at the lower of cost and net realizable value. Net realizable value was estimated based on expected selling prices, and inventory write-downs were recognized when necessary for obsolete, slow-moving or impaired inventories.

As of June 30, 2026 and December 31, 2025, the Company had no inventory balances, following the disposal of the Singapore grocery business in 2025 and the subsequent wind-down of the Indonesia grocery operations.

Intangible assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Types of intangible assets	The estimated useful lives of the intangible assets
Applications development	3 years
Software	2 years

Leasehold improvements and equipment, net

Leasehold improvements and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful life
Motor vehicles	5 – 10 years
Office equipment	2 – 8 years
Furniture and fittings	5 years
Computer	3 years
Warehouse equipment	2 years
Machinery equipment	3 years
Leasehold improvements	5 years

Impairment of Intangible and Long-Lived Assets

The Company tests its intangible and long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Accounts payable and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Convertible notes payable

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets.

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

During the six months ended June 30, 2026, the Company did not generate product revenue from its grocery operations following the completion of the wind-down of its Indonesia grocery operations and the prior disposal of its Singapore grocery business. Product revenue from the Indonesia grocery business for the comparative period is included in continuing operations, while product revenue from the Singapore grocery business is presented as discontinued operations.

Prior to the wind-down or disposal of these operations, the Company sold goods primarily through group orders placed using its mobile application. Revenue was presented on a gross basis because the Company acted as the principal, controlled the goods before their transfer to customers, was primarily responsible for fulfilling the orders, was exposed to inventory risk and had discretion in establishing prices, in accordance with ASC 606-10-55-36 through 55-40.

Product revenue was measured based on the consideration expected to be received, net of sales returns and discounts, and was recognized when control of the goods was transferred to customers, which generally occurred upon delivery. Revenue excluded amounts collected on behalf of third parties, including sales taxes and indirect taxes.

Customers could pay for purchases in cash or by using balances maintained in their accounts on the Company’s mobile application, referred to as “Assets.” Assets arose from customer top-ups, refunds resulting from order cancellations or product returns, and commissions payable to group leaders. Assets were initially recorded as advances from customers before customers placed purchase orders.

When customers placed purchase orders and used their Assets, the relevant balances were reclassified from advances from customers to deferred revenue. Deferred revenue represented the Company’s obligation to deliver goods for which consideration had been received or was due. Upon delivery of the related goods, the corresponding deferred revenue was recognized as product revenue.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

The Company determines whether it acts as a principal or an agent at the performance-obligation level. The Company considers the bundled travel services included in each packaged tour, including transportation, accommodation, itinerary arrangements and other related travel services, to constitute a single performance obligation because these services are highly interdependent and are integrated into a combined travel product.

The Company acts as the principal in its packaged-tour arrangements because it controls the packaged tour, including the underlying travel services, before the combined service is transferred to the customer. The Company is primarily responsible for fulfilling the promised services, integrating the underlying travel services into the final travel product and establishing the price charged to customers, in accordance with ASC 606-10-55-36 through 55-40.

Accordingly, packaged-tour revenue is presented on a gross basis. Amounts billed to customers are recorded as revenue, while amounts paid to airlines, hotels, transportation operators and other travel service providers are recorded as cost of revenues.

Packaged-tour revenue is recognized at the point in time when control of the promised services is transferred to the customer, which generally occurs when the tour departs. Payments received before tour departure are recorded as deferred revenue and recognized as revenue when the applicable performance obligation is satisfied.

Operating Segment and Disaggregated Revenue

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on a consolidated basis for the purposes of allocating resources and evaluating financial performance.

For the six months ended June 30, 2026, packaged-tour revenue represented 100% of revenue from continuing operations. For the six months ended June 30, 2025, packaged-tour revenue represented approximately 94% of revenue from continuing operations, while product revenue from the Indonesia grocery business represented approximately 6%.

The Company’s continuing operations are primarily conducted in Singapore and Indonesia, and substantially all of its revenue is derived from customers in these markets.

In accordance with ASC 280-10-50-40, revenue disaggregated by product and service type, based on the nature of the related performance obligations described above, were as follows:

	For the six months ended June 30,
Product/Service Type	2026	Percentage of Total revenue	2025	Percentage of Total revenue
Discontinued operations
Food and beverage	$-	-%	$1,372,113	77.9%
Fresh produce	-	-%	358,759	20.4%
Lifestyle and other personal care items	-	-%	30,465	1.7%
Total	$-	-%	$1,761,337	100.00%

Continuing operations
Fresh produce	-	-%	441,383	6.0%
Packaged-tour	14,306,084	100.0%	6,918,296	94.0%
Total	$14,306,084	100.0%	$7,359,679	100.00%

Revenue by geographic area, based on the location of customers, was as follows:

	For the six months ended June 30,
Country	2026	Percentage of Total revenue	2025	Percentage of Total revenue
Discontinued operations
Singapore	$-	-%	$1,761,338	100.0%
Total	$-	-%	$1,761,338	100.0%

Discontinued operations
Singapore	$10,813,718	75.6%	$5,230,181	71.1%
Indonesia	3,492,366	24.4%	2,129,498	28.9%
Total	$14,306,084	100.0%	$7,359,679	100.0%

During the six months ended June 30, 2026 and 2025, all revenues were generated from third parties.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

Recent Accounting Pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2026 have been applied by the Company for the six months ended June 30, 2026. The adoption did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2026, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.

Note 3. Accounts receivable

	June 30,	December 31,
	2026	2025
Trade receivables	$2,640,728	$2,761,842
Provision for expected credit loss	(1,534,429)	(1,671,060)
Exchange rate difference	-	33,965
	$1,106,299	$1,124,747

	June 30,	December 31,
	2026	2025
Beginning	$1,671,060	$648,653
Provision for expected credit losses	-	1,038,148
Exchange rate difference	(136,631)	(15,741)
Ending	$1,534,429	$1,671,060

Note 4. Prepaid expenses and other assets

At June 30, 2026 and December 31, 2025, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2026	2025
Prepayment	$3,881,430	$1,628,234
Advance to suppliers	3,520,367	3,356,379
Deposits	1,081,695	1,265,338
Other receivables	1,497,193	770,348
Provision for expected credit loss	(1,513,013)	(1,619,003)
Exchange rate difference	-	-
	$8,467,672	$5,401,296

	June 30,	December 31,
	2026	2025
Allowance for expected credit losses
Beginning	1,619,003	150,000
Provision for expected credit losses	-	1,542,600
Reversal of expected credit losses	-	(55,515)
Exchange rate difference	(105,990)	(18,082)
Ending	$1,513,013	$1,619,003

The prepayment includes payments of IT services, advertisement expenses, insurance premiums, rental expenses, travel package costs, consultancy fees and professional fees. The deposits are mainly related to refundable deposits paid for business acquisitions, equipment, office and warehouse security deposit.

Note 5. Note receivable

As of June 30, 2026 and December 31, 2025, note receivables consisted of amounts due from two third parties pursuant to repayment arrangements entered into with the Company.

The gross carrying amount of note receivables was approximately US$3.58 million and US$4.28 million as of June 30, 2026 and December 31, 2025, respectively. The Company recorded an allowance for expected credit losses of approximately US$0.21 million as of both June 30, 2026 and December 31, 2025. Accordingly, the net carrying amount of note receivables was approximately US$3.37 million and US$4.07 million, respectively.

	June 30,	December 31,
	2026	2025

Gross note receivables	3,575,439	4,279,839
Allowance for expected credit losses	(208,869)	(208,869)
Note receivables, net	$3,366,570	$4,070,970

During the six months ended June 30, 2026, the Company received repayments from the counterparties pursuant to the agreed repayment arrangements. The Company continues to monitor the collectability of the outstanding balances and evaluates the adequacy of the allowance for expected credit losses based on the counterparties’ repayment status, financial condition and other relevant factors.

Note 6. Leasehold improvements and Equipment

At June 30, 2026 and December 31, 2025, leasehold improvements and equipment consisted of the following:

	June 30,	December 31,
	2026	2025
Motor vehicles	$17,769	$97,488
Office equipment	114,704	117,977
Furniture and fittings	48,687	51,478
Warehouse equipment	-	108,984
Machinery equipment	91,759	96,520
Leasehold improvements	388,637	280,887
	661,556	753,334
Accumulated depreciation	(324,254)	(466,270)
Leasehold improvements and equipment, net of accumulated depreciation	$337,302	$287,064

Depreciation expense of leasehold improvements and equipment for the six months ended June 30, 2026 and 2025 were US$59,385 and US$112,243, respectively.

During the six months ended June 30, 2026 and 2025, the Company purchased assets of US$109,623 and US$5,526, respectively.

Note 7. Right of use assets and operating lease liability

Operating lease

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have varying terms, escalation clauses and renewal rights. On February 28, 2023, the Company entered into a new lease agreement for a lease term of five years for a four-story office and warehouse facility in Singapore. The Company is committed to pay a total rental fee of approximately US$3.9 million for the full lease term.

Information pertaining to lease amounts recognized in the unaudited interim consolidated financial statements is summarized as follows:

	June 30,	December 31,
	2026	2025
Leasehold buildings	$4,104,285	$4,014,297
Accumulated amortization	(2,581,681)	(2,512,571)
ROU assets, net of accumulated amortization	$1,522,604	$1,501,726

	June 30,	December 31,
	2026	2025
Lease costs:
Operating lease costs	$527,700	$827,349
Short-term lease costs	208,325	576,841
Total lease costs	$736,025	$1,404,190
Supplemental cash flow information:
Operating cash flows from operating leases	$481,321	$678,818
Right-of-use obtained in exchange for new operating lease liabilities	-	-
Weighted-average remaining lease term (years):
Operating leases	1.73	2.17

As of June 30, 2026 and December 31, 2025, the weighted-average discount rate for operating leases was 6.0% and 6.0%, respectively.

Operating leases
Periods Ended June 30,
2026	$528,757
2027	1,060,822
2028	287,072
2029	-
Total operating lease payment	1,876,651
Less: Imputed interest	(128,630)
Present value of operating lease liabilities	1,748,021

Operating lease liabilities – current	$(966,398)
Operating lease liabilities – non-current	$781,623

Note 8. Intangible assets

At June 30, 2026 and December 31, 2025, intangible assets consisted of the following:

	June 30,	December 31,
	2026	2025
Software	$81,974	$82,430
Application development	1,344,700	1,352,182
	1,426,674	1,434,612
Accumulated amortization	(914,346)	(721,597)
Intangible assets, net of accumulated amortization	$512,328	$713,015

Based on the carrying value of definite-lived intangible assets as of June 30, 2026, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Periods Ended June 30,
2026	$183,302
2027	242,840
2028	86,186
Total amortization expense	$512,328

Amortization expense of intangible assets for the six months ended June 30, 2026 and 2025 were US$198,957 and US$302,950, respectively.

Note 9. Other current liabilities

At June 30, 2026 and December 31, 2025, other current liabilities consisted of the following:

	June 30,	December 31,
	2026	2025
Accrued expenses (a)	$717,885	$636,194
Advance from customers (b)	162,681	174,822
Other payables (c)	2,251,905	2,210,718
	$3,132,471	$3,021,734

(a)	Accrued expenses mainly relate to staff-related expenses.

(b)	Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

(c)	Other payables mainly include outstanding amounts owed to various non-trade vendors and value added tax (“VAT”) payables.

Note 10. Loans payable

At June 30, 2026 and December 31, 2025, loans payable consisted of the following:

	June 30,	December 31,
	2026	2025
Hire purchases - Motor Vehicle	$-	$-
Short-term loan	31,094	102,149
	31,094	102,149
Less current portion	(31,094)	(102,149)
Long-term loans payable	$-	$-

For the six months ended June 30, 2026 and 2025, the Company recorded aggregate nil and US$4,129 interest expense on these loans, respectively.

On December 12, 2022, the Company entered into a loan agreement with a third party whereby the Company borrowed US$0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2024, the loan was extended to May 30, 2024 with the same terms and conditions. On October 2, 2024, the loan was extended to December 31, 2024 with the same terms and conditions. On March 8, 2024, the loan was further extended to December 31, 2025 with the same terms and conditions.

Note 11. Related Party Transactions

Amount due from related parties

As of June 30, 2026 and December 31, 2025, the Company recorded amounts due from GBuy Global Pte. Ltd., a shareholder of the Company, of US$19,149 and US$18,337, respectively. The balances represent expenses paid on behalf of the related party. The amounts are unsecured, non-interest-bearing and due on demand.

As of June 30, 2026 and December 31, 2025, the Company recorded amounts due from Webuy Talent Ltd. (“Webuy Talent”) of US$15,616 and US$15,645, respectively. Mr. Bin Xue, the Company’s Chief Executive Officer and Chairman of the Board of Directors, is also a director of Webuy Talent. The balances represent expenses paid on behalf of the related party. The amounts are unsecured, non-interest-bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	June 30, 2026	December 31, 2025
Beginning of the years January 1	$26,391	$24,842
Exchange difference	(146)	1,549
Periods ended June 30	$26,245	$26,391

As of June 30, 2026 and December 31, 2025, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Directors of the Company of US$26,245 and US$26,391, respectively. Except for the exchange differences arising from the translation of SGD balances into U.S. dollar at different period-end and year-end exchange rates, there was no movement on the balance during the six months ended June 30, 2026 and 2025. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Note 12. Convertible Notes Payables

As of December 31, 2025, the carrying amount of the Company’s convertible notes payable was US$529,768, comprising outstanding principal and accrued interest.

On February 13, 2026, two note holders elected to convert their outstanding principal amounts into Class A ordinary shares of the Company and waived the related accrued interest. Chen Yonglong converted an outstanding principal amount of US$289,200 into 243,026 Class A ordinary shares and waived accrued interest of approximately US$42,602. Hong Haicheng converted an outstanding principal amount of US$158,730 into 133,387 Class A ordinary shares and waived accrued interest of approximately US$18,352.

Both conversions were made at a conversion price of US$1.19 per share, based on the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on February 12, 2026. Following the conversions and waiver of accrued interest, the related convertible note obligations were fully extinguished.

As of June 30, 2026, the Company had no outstanding convertible notes payable.

Note 13. Discontinued Operations

Background and Nature of Discontinued Operations

During the year ended December 31, 2025, the Company completed a strategic shift in its business focus by exiting its grocery business in Singapore (the “SG Grocery Business”) and reallocating resources toward its travel and related services business. The SG Grocery Business historically comprised the sale and distribution of consumer goods through online and offline channels, including warehousing, logistics and last-mile delivery operations.

Management determined that the disposal of the SG Grocery Business represented a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the SG Grocery Business qualified for presentation as discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations. The Company completed the disposal of the SG Grocery Business during the year ended December 31, 2025 through the sale of its Singapore grocery-related operations and associated assets to a third party. Following the disposal, the Company ceased its grocery operations in Singapore and does not retain any significant continuing involvement in, or significant continuing cash flows from, the disposed business.

Retrospective Presentation of Comparative Financial Information

The results of the SG Grocery Business have been retrospectively reclassified and presented as discontinued operations for all comparative periods presented. Accordingly, the comparative financial information for the six months ended June 30, 2025 has been retrospectively reclassified to conform to the discontinued operations presentation adopted in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The retrospective reclassification reflects the presentation of the SG Grocery Business as discontinued operations and does not represent the correction of an accounting error. The reclassification had no effect on the Company’s previously reported consolidated net loss for the six months ended June 30, 2025.

Costs directly attributable to the discontinued operations have been allocated to discontinued operations. Shared costs have been allocated based on the nature of the expenses, including employee function, asset utilization and operational relevance.

Financial Information of Discontinued Operations

The results of the SG Grocery Business included in discontinued operations for the six months ended June 30, 2025 were as follows:

Periods Ended June 30,
2025
USD

Revenues	$1,761,337
Cost of revenues	(1,413,047)
Gross profit	348,290
Operating expenses
Selling and distribution expenses	(387,095)
General administrative expenses	(1,625,502)

Loss from operations	(1,664,307)

Other income
Other income	-
Finance costs	(63,174)
Total other income (expense), net	(63,174)

Loss before income taxes	(1,727,481)
Income tax expense	-

Net loss from discontinued operations, net of tax	(1,727,481)

Note 14. Equity

Capital Structure

As of December 31, 2025, the Company’s authorized share capital was US$100,100 divided into 2,166,666,666 ordinary shares, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, each with a par value of US$0.0000462 per share.

Share Split and Share Consolidation

On May 2, 2023, the Company’s shareholders approved a 1-for-2,600 share forward split of the Company’s authorized and issued ordinary shares, whereby each issued share was subdivided into 2,600 shares. In connection with the share forward split, the par value of each ordinary share was reduced from US$0.001 to US$0.000000385. The shareholders also approved an increase in the Company’s authorized ordinary shares from 100,000,000 to 260,000,000,000.

On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its issued and unissued ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Following these consolidations, the Company’s authorized share capital was adjusted to US$100,100 divided into 2,166,666,666 ordinary shares, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, each with a par value of US$0.0000462 per share.

All share and per share amounts presented in these consolidated financial statements, including the number of authorized shares, issued and outstanding shares, and earnings per share, have been retrospectively adjusted for all periods presented to reflect the effects of the 2023 share forward split and the 2025 share consolidations, unless otherwise stated.

Issuance of Ordinary Shares

The Company’s ordinary shares were issued during the periods presented primarily in connection with its initial public offering, equity financing activities, share-based compensation arrangements, and settlement or conversion of liabilities into equity.

In 2023, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market. The Company issued ordinary shares at a public offering price of US$4.00 per share, generating gross proceeds of approximately US$15.2 million, before deducting underwriting discounts and offering expenses. The shares commenced trading on October 19, 2023 under the symbol “WBUY.”

In connection with the IPO, the underwriters exercised the over-allotment option in full, resulting in the issuance of additional ordinary shares. In aggregate, a total of 36,417 ordinary shares were issued in connection with the IPO, including the full exercise of the over-allotment option, presented on a post-share split and share consolidation basis. All share numbers presented in these financial statements have been retrospectively adjusted to reflect the impact of share splits and share consolidations.

In 2024, the Company issued ordinary shares through a combination of equity financing arrangements and share-based compensation, including issuances pursuant to subscription agreements, financing arrangements and equity incentive grants.

During the year ended December 31, 2024, the Company issued ordinary shares through various equity transactions, including (i) the issuance of 14,352 ordinary shares to employees under its Equity Incentive Plan, (ii) the issuance of 43,416 ordinary shares upon conversion of convertible notes, whereby the carrying value of the related liabilities was derecognized and reclassified to equity with no gain or loss recognized upon conversion, and (iii) the issuance of an aggregate of 229,823 ordinary shares to investors pursuant to subscription agreements, with proceeds recorded in equity and the excess over par value recognized in additional paid-in capital.

In addition, the Company recognized share-based compensation expense of approximately US$630,000 in connection with the issuance of 35,000 Class A ordinary shares, with a corresponding increase in additional paid-in capital.

The cash proceeds from issuance of ordinary shares for the years ended December 31, 2025, 2024 and 2023 were approximately US$2,682,925, US$5,035,670 and US$15,543,750, respectively, as presented in the consolidated statements of cash flows.

During the year ended December 31, 2025, the Company issued ordinary shares through multiple financing and settlement transactions, including (i) the issuance of 13,671 ordinary shares to Orca Capital on January 3, 2025 pursuant to a registered direct offering under an effective registration statement on Form F-3, (ii) the issuance of an aggregate of 286,241 ordinary shares upon conversion of convertible loans in accordance with the contractual terms of the respective agreements, resulting in the derecognition of the related liabilities and reclassification of the carrying amounts to equity, comprising share capital and additional paid-in capital, with no gain or loss recognized upon conversion, and (iii) the issuance of 1,377,888 ordinary shares to certain creditors in settlement of outstanding liabilities, whereby the corresponding liabilities were fully extinguished upon issuance, with the excess over par value recorded in additional paid-in capital.

During the six months ended June 30, 2026, the Company issued an aggregate of 3,044,197 ordinary shares through multiple equity financing, conversion, settlement and equity compensation transactions, including (i) 634,859 ordinary shares under the Company’s Equity Incentive Plan, (ii) 1,239,472 ordinary shares through private placements, (iii) 376,413 ordinary shares upon conversion of convertible notes, (iv) 593,453 ordinary shares in settlement of outstanding debts, and (v) 200,000 commitment shares in connection with the Company’s equity line of credit. The corresponding amounts were recorded in share capital and additional paid-in capital, as applicable.

All issuances of ordinary shares described above are consistent with the movements presented in the consolidated statements of changes in shareholders’ equity.

Issued and Outstanding Shares

Consolidated Balance Sheets as of June 30, 2026:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	2,166,666,666
Number of ordinary shares – issued and outstanding	5,481,104
Par value	$0.0000462

Consolidated Balance Sheets as of December 31, 2025:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	2,166,666,666
Number of ordinary shares – issued and outstanding	2,436,907
Par value	$0.0000462

Additional Paid-in Capital

The Company recognized additional paid-in capital of approximately US$13.6 million in connection with its initial public offering, representing gross proceeds of approximately US$15.2 million, net of underwriting discounts and offering-related expenses.

Additional paid-in capital also increased during the periods presented as a result of equity issuances under subscription agreements, conversion of liabilities into equity, and share-based compensation arrangements.

Note 15. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the six months ended June 30, 2026 and 2025.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the six months ended June 30, 2026 and 2025. However, public companies that meet certain conditions are eligible for a reduced rate of 19%.

A reconciliation of the expected income tax benefits to the actual income tax provision is as follows:

	June 30,	Effective	June 30,	Effective
	2026	Tax rate	2025	Tax rate
Net loss before income taxes	$(3,319,136)		$(7,686,900)

Income tax benefit at the Singapore statutory tax rate of 17%	(564,253)	(17.0)%	(1,306,773)	(17.0)%
Effect of different tax rates in other jurisdictions	(11,165)	(0.3)%	(27,480)	(0.4)%
Non-deductible expenses	120,490	3.6%	139,090	1.8%
Unrecognized deferred tax asset	454,928	13.7%	1,195,163	15.6%
Total tax provision	$-	-	$-	-

*	The Company has reconciled to the Singapore corporate income tax rate of 17% to reflect the location of the Company’s principal operating activities, rather than to the Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	June 30,	December 31,
	2026	2025
Tax loss carry forwards	$15,104,605	$18,423,741
Deferred tax assets	3,536,964	3,132,036
Valuation allowance	(3,536,964)	(3,132,036)
Total deferred tax assets, net	$-	$-

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of US$9,125,197 and US$9,175,965 as of June 30, 2026 and December 31, 2025, respectively, cannot be used to offset future profit subject to the agreement of the tax authorities and compliance within certain provisions of the Income Tax Act

Note 16. Government Grants

The Company receives various government grants from the Singapore government to support employment and business operations.

Under the Wage Credit Scheme (“WCS”), the Singapore government co-funds 30% of qualifying wage increases given to Singaporean employees earning a gross monthly wage of up to SGD 4,000.

Under the Senior Employment Credit (“SEC”), the Singapore government provides wage offsets to employers who hire senior Singaporean employees aged 55 and above. The SEC supports up to 7% of wages paid to eligible employees earning up to SGD 4,000 per month, depending on the age group.

The Company also receives CPF Transition Offset, which is provided to offset increases in employer CPF contribution rates for senior workers.

In addition, the Company received a Corporate Income Tax (CIT) rebate, which is a cash grant provided to support businesses and reduce tax burden.

During the six months ended June 30, 2026 and the year ended December 31, 2025, these government grants in aggregate amount of US$12,423 and US$13,183, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

Note 17. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

No single customer represented 10% or more of the Company’s total revenue for six months ended June 30, 2026 and 2025.

No single supplier represented 10% or more of the Company’s total purchases for the six months ended June 30, 2026 and 2025. However, certain suppliers accounted for more than 10% of accounts payable balances at period-end, as set out below:

	June 30, 2026	% accounts payable	December 31, 2025	% accounts payable
Company A	$-	-%	$-	-%
Company B	-	-%	-	-%
Company C	$-	-%	393,676	14.6%
	$-	-%	393,676	14.6%

No customer accounted for 10% or more of accounts receivable

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incurs expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

Note 18. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Company, there were no pending or threatened claims and litigation as of June 30, 2026 and through the date of the release of these unaudited interim consolidated financial statements.

Note 19. Subsequent Events

The Company evaluated subsequent events and transactions occurring after June 30, 2026 through the date these unaudited interim consolidated financial statements were issued and determined that no subsequent events required recognition or disclosure, except as described below.

On September 14, 2026, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the closing bid price of the Company’s Class A ordinary shares had been below US$1.00 per share for 30 consecutive business days and, accordingly, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share. The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on the Nasdaq Capital Market. The Company has been provided an initial compliance period of 180 calendar days, or until March 15, 2027, to regain compliance with the minimum bid price requirement. The Company intends to monitor the closing bid price of its Class A ordinary shares and evaluate available measures to regain compliance.

Equity Line of Credit

On July 23, 2026, pursuant to the Ordinary Share Purchase Agreement entered into with Dogwood Partners on March 23, 2026, the Company utilized its equity line of credit for the first time. The Company sold 50,000 Class A ordinary shares at a purchase price of US$0.74108 per share, generating gross proceeds of US$37,054. The transaction was settled on July 24, 2026, and the shares were delivered on July 27, 2026.

Settlement of Accounts Payable through Issuance of Ordinary Shares

On August 12, 2026, the Board of Directors approved the settlement of accounts payable of Webuy Travel Pte. Ltd., a wholly owned subsidiary of the Company, in the aggregate amount of US$557,289.87 through the issuance of 728,484 Class A ordinary shares of the Company to a creditor representative designated by the relevant creditors. The shares were valued at US$0.765 per share, representing 85% of the closing price of the Company’s Class A ordinary shares as reported by Nasdaq on August 11, 2026.

Pursuant to the debt settlement and mutual release arrangement, the Company issued 728,484 Class A ordinary shares on August 27, 2026, upon which the settlement was completed and the relevant accounts payable of US$557,289.87 was fully settled. The shares are restricted securities subject to Rule 144 under the Securities Act of 1933, as amended.